UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549
_________________________

FORM 11-K

[X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Plan Year Ended June 30, 2015

or

[ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 1-16153
________________________

Coach, Inc. Savings and Profit Sharing Plan
(Full title of the Plan)

COACH, INC.
(Name of issuer of the securities held pursuant to the Plan)

516 West 34th Street, New York, NY 10001
(Address of principal executive offices); (Zip Code)

COACH, INC. SAVINGS AND PROFIT SHARING PLAN

TABLE OF CONTENTS

Page Number

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of June 30, 2015 and 2014	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended June 30, 2015	3

Notes to Financial Statements	4

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at	14
End of Year) as of June 30, 2015

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and
Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

EXHIBITS	15

SIGNATURE	16

INFORMATION REGARDING HONG KONG DEPOSITARY RECEIPTS

Coach’s Hong Kong Depositary Receipts are traded on The Stock Exchange of Hong Kong Limited under the symbol 6388. Neither the Hong Kong Depositary Receipts nor the Hong Kong Depositary Shares evidenced thereby have been or will be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States or to, or for the account of, a U.S. Person (within the meaning of Regulation S under the Securities Act), absent registration or an applicable exemption from the registration requirements. Hedging transactions involving these securities may not be conducted unless in compliance with the Securities Act.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustees and Participants of the Coach, Inc. Savings and Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the Coach, Inc. Savings and Profit Sharing Plan (the "Plan") as of June 30, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended June 30, 2015. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2015 and 2014, and the changes in net assets available for benefits for the year ended June 30, 2015, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the financial statements, the Plan adopted the provisions of Financial Accounting Standards Board issued Update No. 2015-07, "Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share", and Financial Accounting Standards Board issued Update No. 2015-12, “Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient,”. Our opinion is not modified with respect to this.

The supplemental schedule of assets (held at end of year) as of June 30, 2015, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP

New York, New York
December 15, 2015

COACH, INC. SAVINGS AND PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	June 30, 2015	June 30, 2014

Assets:
Participant directed investments — at fair value:
Mutual funds	$249,845,553	$246,121,210
Coach, Inc. common stock	15,651,644	15,997,565
Common collective trust fund	16,207,645	17,603,746

Total investments — at fair value	281,704,842	279,722,521

Receivables:
Notes receivable from participants	5,084,278	5,636,127
Employee contributions	53,672	742,303
Employer contributions	22,370	288,265

Total assets	286,865,162	286,389,216

Net assets available for benefits	$286,865,162	$286,389,216

See accompanying notes.

COACH, INC. SAVINGS AND PROFIT SHARING PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended
June 30, 2015

Additions:
Contributions:
Participants	$16,570,535
Employer	6,754,293
Participant rollovers	2,499,491

Total contributions	25,824,319

Investment interest and dividends	14,606,993
Net depreciation in fair value of investments	(2,372,029)

Total investment income	12,234,964

Interest income on notes receivable from participants	175,667

Total additions	38,234,950

Deductions:
Post-default payments and deemed distributions, net	119,948
Participant withdrawals and benefit payments	37,557,094
Administrative expenses	81,962

Total deductions	37,759,004

Net increase in assets available for benefits	475,946

Net assets available for benefits:
Beginning of year	286,389,216

End of year	$286,865,162

See accompanying notes.

Coach, Inc. Savings and Profit Sharing Plan
Notes to Financial Statements

1.	DESCRIPTION OF PLAN
The following description of the Coach, Inc. Savings and Profit Sharing Plan (the “Plan”) provides only general information as of June 30, 2015, the Plan year end. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General - The Plan, as amended, was adopted by Coach, Inc. (the “Company” or “Coach”), effective July 1, 2001 and is a defined contribution plan. All U.S. employees of the Company who meet certain eligibility requirements and are not part of a collective bargaining agreement may participate in the Plan.
The Plan is administered by the Human Resources Committee (“Plan Committee”) appointed by the Board of Directors of the Company. The assets of the Plan are maintained and transactions therein are executed by Fidelity Management Trust Company, the trustee of the Plan (“Trustee”). The Plan is subject to the reporting and disclosure requirements, participation and vesting standards, and fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.
Eligibility - Employees become eligible to participate in the 401(k) feature one month following their initial date of employment or attainment of age 21, whichever is later. Employees become eligible to participate in the profit sharing feature of the plan one year following their initial date of employment or attainment of age 21, whichever is later. Once an employee is eligible, in order to receive a profit sharing contribution for any Plan year, the employee must be employed by Coach on the last day of the Plan year. In addition, a part time employee is required to work a minimum of 750 hours and an intern, temporary or seasonal employee is required to work 1,000 hours during the Plan year to be eligible for a profit sharing contribution. Refer to Note 8, “Subsequent Event,” for further discussion on the profit sharing feature of the Plan.
Contributions - The 401(k) feature of the Plan is funded by both employee contributions and employer matching contributions. Participants may contribute between 1% and 50% of their pre-tax annual compensation, not to exceed the amount permitted pursuant to the Internal Revenue Code (the “IRC”). Employer matching contributions to the accounts of non-highly compensated employees, as defined by the Internal Revenue Service (the “IRS”), are equal to 100% of the first 3% of each participant’s eligible compensation contributed to the Plan and 50% of the next 2% of eligible compensation contributed to the Plan. Employer matching contributions to the accounts of highly compensated employees, as defined by the IRS, are equal to 50% of up to 6% of each participant’s eligible compensation contributed to the Plan. Employer matching contributions are made to the account of each eligible employee each pay period.
The profit sharing feature of the Plan is non-contributory on the part of employees and is funded by Company contributions from its current or accumulated earnings and profit amounts. The discretionary annual contribution is authorized by the Company’s Board of Directors in accordance with, and subject to, the terms and limitations of the Plan. There were no profit sharing contributions for the Plan year ended June 30, 2015. Refer to Note 8, “Subsequent Event” for further information regarding the profit sharing feature.
Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions and employer’s matching and profit sharing contributions, as well as an allocation of each selected investment’s earnings or losses. Allocations are based on participant account balances as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting and Forfeitures - Participants are vested immediately in their contributions, plus actual earnings thereon. As of June 30, 2015, percentage vesting for each category of contributions is as follows:

		Employer Matching Contributions
				Employer
		Non-Highly	Highly	Profit
Years of Service	Employee	Compensated	Compensated	Sharing
for Vesting	Contributions	Employees	Employees	Contributions (a)

Immediate	100%	100%	—	—
1	—	—	20%	—
2	—	—	40%	—
3	—	—	60%	100%
4	—	—	80%	—
5	—	—	100%	—
(a) Refer to Note 8, “Subsequent Event,” for further information.
A participant also becomes 100% vested in his or her matching and profit sharing contribution accounts upon termination of employment by reason of death, retirement or disability. For purposes of the Plan, retirement is defined as termination of employment after age 65 or age 55, if the participant has at least 10 years of service with the Company.
In the event a participant leaves the Company prior to becoming fully vested, the participant’s unvested employer matching and profit sharing contribution accounts may forfeit. If the participant’s account balance is 100% unvested, forfeiture will occur in the Plan year in which the participant leaves the Company. If a participant is partially vested and takes a distribution of his/her account balance from the Plan, forfeiture of the unvested account balance will occur in the Plan year in which the distribution is taken. If a participant does not take a distribution, forfeiture of the unvested account balance will occur after five years.
In the event the participant rejoins the Company within five years, he/she may continue to vest in the unvested portion of his/her account balance. If the participant rejoins the Company within one year, the unvested balance continues to vest as if the participant never left the Company. If the participant rejoins the Company between one and five years, the unvested balance continues to vest from point of rehire.
If a participant who was terminated as of July 1, 2007, is rehired, any unvested contributions previously made to his/her profit sharing contribution account will continue to vest 100% after five complete years of service and any future employer profit sharing contributions will be vested after three complete years of service.
If the participant does take a distribution and rejoins the Company within five years, the unvested amount that was forfeited will be restored only if the participant repays to the Plan the full amount of the vested distribution before the earlier of (1) the end of five consecutive breaks in service years beginning after the distribution or (2) within five years after reemployment with the Company. Vesting of the unvested participant balance cannot be restored by a repayment of a previous distribution after five consecutive one-year breaks in service.

Forfeited accounts will be used first to pay Plan administrative expenses. Any remaining amounts will be used to reduce future employer contributions payable under the Plan. As of June 30, 2015 and 2014, forfeited unvested amounts totaled $300,916 and $142,658, respectively. During the Plan year ended June 30, 2015, $43,818 of forfeitures were used to pay Plan administrative expenses and $360,369 of forfeitures were used to reduce employer contributions.
Notes Receivable from Participants - Active participants may borrow from their fund accounts a minimum of $1,000, up to a maximum of the lesser of 50% of their vested account balance or $50,000, reduced by the highest outstanding note receivable balance in the participant’s account during the prior 12-month period. The notes receivable are secured by the balance in the participant’s account and bear interest at rates commensurate with prevailing market rates, as determined by the Plan Committee. As of June 30, 2015, notes receivable from participants have maturities through 2024 at interest rates ranging from 3.25% to 7.5%. Principal repayments and interest payments are made ratably through payroll deductions and must be repaid within five years, unless used by the participant to purchase a primary residence, in which case the term is 10 years. A participant may only have one note receivable outstanding at a time.
If a participant’s note receivable is in default, the participant shall be treated as having received a taxable deemed distribution for the amount in default. Participant payments on a note receivable after the date it was deemed distributed shall be treated as employee contributions to the Plan for purposes of increasing the tax basis in the participant’s account. These payments shall not be treated as employee contributions for any other purpose under the Plan. For the Plan year ended June 30, 2015, deemed distributions exceeded post-default payments resulting in a decrease to the Plan’s assets of $119,948.
Payment of Benefits - Upon termination of employment, participants are entitled to receive the full vested balance of their Plan account in a lump-sum cash distribution or in part in the form of installments over a period no longer than 10 years. In the event of a participant’s death, the distribution of the participant’s account balance will be made to the participant’s designated beneficiary or the participant’s estate, if no beneficiary has been so designated.
Any participant may apply to withdraw all or part of his/her vested account balance subject to specific hardship and in-service withdrawal provisions of the Plan. Hardship withdrawals must be approved by the Plan administrator, who is appointed by the Plan Committee, and are limited to amounts of participants’ contributions. Hardship withdrawals require a six-month suspension from contributing to the Plan from the date of the hardship withdrawal. In-service withdrawals are available to participants upon the attainment of age 59 ½ and are limited to a participant’s vested account balance. Hardship and in-service withdrawals will be subject to income taxes. A hardship withdrawal may also be subject to an additional tax based on early withdrawal.
Investment Options - Participants may direct employee deferrals as well as employer matching and profit sharing contributions into any of 25 different investment options, including a common collective trust fund, several mutual funds, and Company stock, in no less than 1% increments.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting - The Plan’s financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).
Payment of Benefits - Benefit payments to participants are recorded when paid. There were no participants or beneficiaries, who have elected to withdraw from the Plan, but have not been paid as of June 30, 2015 and 2014.
Excess Contributions Payable - The Plan is required to return contributions received during the Plan year in excess of the IRC limits.
Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are recorded as distributions based on the terms of the Plan document.
Concentration of Investments - Investment of common stock in the Company comprises approximately 5.6% and 5.7% of the Plan’s investments as of June 30, 2015 and 2014, respectively.
Investment Valuation and Income Recognition - The Plan’s investments are stated at fair value or net asset value ("NAV") for the common collective trust fund. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3, “Fair Value Measurements” for discussion on fair value measurements.
Purchases and sales of investments are recorded on a trade date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Net appreciation includes the Plan’s gains and losses on investments brought and sold as well as held during the year. The change in the difference between market value and cost of investment is reflected as net appreciation/depreciation in the fair value of investments in the periods in which such changes occur. Gains or losses from the sale of investments are determined on the average cost basis.
Administrative Expenses - Unless elected to be paid by the Company, administrative expenses incurred in connection with the Plan shall be paid from forfeitures, except for expenses related to distributions and other participant-initiated transactions, which are charged to the account of the participant.
Management fees and operating expenses charged to the Plan for investments in the mutual funds and the Fund are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.
Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risk and Uncertainties - The Plan provides various investment options to its participants. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect participants’ account balances and the amounts reported in the financial statements.
Recent Accounting Pronouncements - In May 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update (“ASU”) No. 2015-07, "Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share" ("ASU 2015-07"), which removes the requirement to present certain investments for which the practical expedient is used to measure fair value at net asset value within the fair value hierarchy table. Instead, an entity would be required to include those investments as a reconciling item so that the total fair value amount of investments in the disclosure is consistent with the fair value investment balance on the statement of net assets available for benefits. The Company elected to early adopt ASU 2015-07 as of June 30, 2015, as permitted and has applied this ASU 2015-07 retrospectively, as required. The Plan presents the investment disclosure required by this ASU 2015-07 in the fair value hierarchy tables for 2015 and 2014 in Note 3, “Fair Value Measurements.” There were no other impacts on the statements of net assets available for benefits and the statement of changes in net assets available for benefits as of June 30, 2015 and June 30, 2014.

In May 2014, the FASB issued ASU No. 2015-12, “Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient,” (“ASU 2015-12”), which simplifies the required disclosures related to employee benefit plans. Part I eliminates the requirement to measure and disclose the fair value of fully benefit-responsive contracts, including common collective trust assets. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II eliminates the requirement to disclose individual investments which comprise 5% or more of total net assets available for benefits, as well as the net appreciation or depreciation of fair values by type. Part II also requires plans to continue to disaggregate investments that are measured using fair value by general type, however plans are no longer required to also disaggregate investments by nature, characteristics and risks. Furthermore, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III is not applicable to the Plan. ASU 2015-12 is effective for fiscal years beginning after December 15, 2015 (which for Coach is its fiscal year ending June 30, 2017), with early adoption permitted.  The Company elected to early-adopt ASU 2015-12 as of June 30, 2015, and has applied the provisions retrospectively. The adoption of ASU 2015-12 has resulted in the reclassification of $337,944 related to the adjustment from fair value to contract value for fully benefit-responsive common collective trust fund within its Statement of Net Assets Available for Benefits as of June 30, 2014. Furthermore, the Company has eliminated its historical disclosure of individual investments which comprise 5% or more of total net assets available for benefits, as well as the net appreciation or depreciation of fair values by type. There were no other impacts on the statements of net assets available for benefits and the statement of changes in net assets available for benefits as of June 30, 2015 and June 30, 2014.

3.	FAIR VALUE MEASUREMENTS
The Company categorizes its assets and liabilities based on the priority of the inputs to the valuation technique into a three-level fair value hierarchy as set forth below. The three levels of the hierarchy are defined as follows:
Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities.
Level 2 - Observable inputs other than quoted prices included in Level 1. Level 2 inputs include quoted prices for identical assets or liabilities in non-active markets, quoted prices for similar assets or liabilities in active markets, and inputs other than quoted prices that are observable for substantially the full term of the asset or liability.
Level 3 - Unobservable inputs reflecting management’s own assumptions about the input used in pricing the asset or liability.
Asset Valuation Techniques - Valuation methodologies maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at June 30, 2015 and 2014.
Common Stock - Valued utilizing a market approach wherein the stock is valued at the closing price reported on the active market on which the securities are traded on the last business day of the Plan year. The Company’s common stock is categorized as Level 1.
Mutual Funds - Valued at the daily closing price as reported by the fund. All of the mutual funds are open-ended and are registered with the Securities and Exchange Commission. These mutual funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded and categorized as Level 1.
Common collective trust fund - Valued at the NAV of the units held by the Plan. The Fund invests in fully-benefit responsive investment contracts that are held at contract value. See Note 4, “Common Collective Trust Fund” for more information on the Fund. NAV is determined to be contract value, the value at which participants ordinarily transact. This practical expedient would not be used if it is determined to be probable that the Fund will sell the investment for an amount different from reported net asset value.  Participant transactions (purchases and sales) may occur daily.
Transfers Between Levels - The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the end of the reporting period. The plan evaluates the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to the total net assets available for benefits. For the years ended June 30, 2015 and 2014, there were no transfers between levels.

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at June 30, 2015 and 2014:

	Level 1
	June 30,	June 30,
	2015	2014

Equity Securities — Coach Common stock	$15,651,644	$15,997,565

Mutual Funds	249,845,553	246,121,210

Below is a summary of the Plan’s investments at June 30, 2015 and 2014, where fair value is estimated based on the NAV:

	2015	2014	Unfunded	Redemption	Redemption	Notice
Investment	Fair Value (a)	Fair Value (a)	Commitment	Frequency	Restrictions	Period

Common collective trust fund (b)	$16,207,645	$17,603,746	$—	Same day	None	None

(a) The fair values of the investments have been estimated using the net asset value of the investment.

(b) Common collective trust fund strategy seeks to invest in fixed-income securities and/or bonds to maintain a net asset value of $1 per unit.

4.	COMMON COLLECTIVE TRUST FUND
The Fidelity Managed Income Portfolio investment is a collective trust fund sponsored by Fidelity Management Trust Company (“Fidelity”). The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund’s constant NAV of $1 per unit. Distribution to the Fund’s unit holders is declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain a stable net asset value of $1 per unit; although there is no guarantee that the Fund will be able to maintain this value.
Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that affect its ability to transact at contract value as described in the following paragraphs. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.
Restrictions on the Plan - Participant-initiated transactions are those transactions allowed by the Plan, including withdrawals for benefits, loans, or transfers to noncompeting funds within a plan, but excluding withdrawals that are deemed to be caused by the actions of the Plan Sponsor. The following employer-initiated events may limit the ability of the Fund to transact at contract value:

•	A failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA.

•	Any communication given to Plan participants designed to influence a participant not to invest in the Fund or to transfer assets out of the Fund.

•	Any transfer of assets from the Fund directly into a competing investment option.

•	The establishment of a defined contribution plan that competes with the Plan for employee contributions.

•	Complete or partial termination of the Plan or its merger with another plan.
Circumstances That Affect the Fund - The Fund invests in assets, typically fixed income securities or bond funds, and enters into “wrapper” or “wrap” contracts issued by third parties. A wrap contract is an agreement by another party, such as a bank or insurance company to make payments to the Fund in certain circumstances. Wrap contracts are designed to allow a collective trust portfolio to maintain a constant NAV and protect a portfolio in extreme circumstances. In a typical wrap contract, the wrap issuer agrees to pay a portfolio the difference between the contract value and the market value of the underlying assets once the market value has been totally exhausted.
The wrap contracts generally contain provisions that limit the ability of the Fund to transact at contract value upon the occurrence of certain events. These events include:

•	Any substantive modification of the Fund or the administration of the Fund that is not consented to by the wrap issuer.

•	Any change in law, regulation, or administrative ruling applicable to a plan that could have a material adverse effect on the Fund’s cash flow.

•	Employer-initiated transactions by participating plans as described above.
In the event that wrap contracts fail to perform as intended, the Fund’s NAV may decline if the market value of its assets declines. The Fund’s ability to receive amounts due pursuant to these wrap contracts is dependent on the third-party issuer’s ability to meet their financial obligations. The wrap issuer’s ability to meet its contractual obligations under the wrap contracts may be affected by future economic and regulatory developments.
The Fund is unlikely to maintain a stable NAV if, for any reason, it cannot obtain or maintain wrap contracts covering all of its underlying assets. This could result from the Fund’s inability to promptly find a replacement wrap contract following termination of a wrap contract. Wrap contracts are not transferable and have no trading market. There are a limited number of wrap issuers. The Fund may lose the benefit of wrap contracts on any portion of its assets in default in excess of a certain percentage of portfolio assets.

5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS
Certain Plan investments are shares of mutual funds managed by Fidelity Investments, Inc. The Trustee is an affiliate of Fidelity Investments, Inc. and therefore, these transactions qualify as party-in-interest transactions. Fees charged to the Plan by the Plan Trustee for administrative expenses amounted to $81,962 for the year ended June 30, 2015.

The Company is also a party-in-interest to the Plan under the definition provided in Section 3(14) of ERISA. Therefore, the Company’s common stock transactions qualify as party-in-interest transactions. At June 30, 2015 and 2014, the Plan held 452,216 and 467,894 shares, respectively, of common stock of the Company, the sponsoring employer, with a cost basis of $13,577,904 and $13,977,421 respectively. During the year ended June 30, 2015, the Plan recorded dividend income of $618,280 on common stock of the Company.
Certain employees and officers of the Company, who may also be participants in the Plan, perform administrative services to the Plan at no cost to the Plan.

6.	FEDERAL INCOME TAX STATUS
The IRS has determined and informed the Company by letter dated July 8, 2010 that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC, and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes that all Plan years remain open and subject to audit.

7.	PLAN TERMINATION
Although (other than described in Note 8, “Subsequent Event” below) it has not expressed any intent to do so, the Board of Directors of the Company reserves the right to change, amend or terminate the Plan at any time at its discretion, subject to the provisions of ERISA. In the event the Plan is terminated, participants would become 100% vested in their employer matching and profit sharing contributions.

8.	SUBSEQUENT EVENT
In May 2015, the Board of Directors approved certain amendments to the Plan. Effective July 1, 2015, the Company amended the Plan to eliminate the profit sharing element of the Plan and rename the plan the “Coach, Inc. 401(k) Savings Plan.” The Company also changed the plan year to the calendar year, creating a short plan year from July 1, 2015 to December 31, 2015.
Effective January 1, 2016, the Company will amend the Plan to provide the same safe harbor matching contributions (100% of the first 3% of pre-tax annual compensation contributed, then 50% of the next 2% of pre-tax annual compensation contributed) to all participants with no distinction for highly compensated participants. Under this amendment, the safe harbor match will be immediately vested for contributions starting on January 1, 2016. Contributions made prior to the effective date of this change will continue to vest under the plan terms in effect at the time of that contribution.
The Company also acquired Stuart Weitzman Intermediate LLC (“Stuart Weitzman”) on May 4, 2015. Under the January 1, 2016 amendment, the Stuart Weitzman 401(k) will be merged with the Coach, Inc. plan effective January 1, 2016.

9.	RECONCILIATION TO FORM 5500
A reconciliation of the Plan’s net assets per the financial statements as of June 30, 2015 and 2014 to the Plan’s net assets at fair value, per Form 5500 is as follows:

	2015	2014

Net assets available for benefits per financial statements	$286,865,162	$286,389,216

Adjustment from contract value to fair value for fully
benefit-responsive common collective trust fund	—	337,944

Net assets available for benefits per Form 5500	$286,865,162	$286,727,160

A reconciliation of the increase in net assets per the financial statements for the year ended June 30, 2015, to Form 5500, is as follows:

Net increase in assets available for benefits per financial statements	$475,946
Add — Change in the adjustment from contract value to
fair value for fully benefit-responsive common collective trust fund	(337,944)

Net income per Form 5500	$138,002

Plan No.: 001
EIN: 52-2242751
Supplemental Schedule

COACH, INC. SAVINGS AND PROFIT SHARING PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
June 30, 2015

	(b) Identity of Issuer, Borrower, Lessor or Similar	(c) Description of Investment Including Maturity Date, Rate		(e) Current
(a)	Party	of Interest, Collateral, Par or Maturity Value	(d) Cost	Value

*	Spartan 500 Index - Institutional Class	Mutual fund, 331,842 shares	**	$24,277,585
*	Fidelity Freedom K 2040	Mutual fund, 1,380,625 shares	**	21,979,547
*	Fidelity Freedom K 2045 Fund	Mutual fund, 1,231,736 shares	**	20,151,199
*	Fidelity Freedom K 2035 Fund	Mutual fund, 1,217,489 shares	**	19,333,723
*	Fidelity Balanced Fund	Mutual fund, 817,303 shares	**	18,969,601
	Neuberger Berman Genesis Trust	Mutual fund, 299,098 shares	**	18,532,131
*	Fidelity Managed Income Portfolio**	Common collective trust fund, 16,207,645 shares	**	16,207,645
*	Fidelity Freedom K 2050 Fund	Mutual fund, 959,825 shares	**	15,808,324
*	Coach, Inc. Common Stock	Common stock , 452,216 shares	**	15,651,644
	Wells Fargo Advantage Growth Fund	Mutual fund, 287,306 shares	**	15,353,642
*	Fidelity Freedom K 2030 Fund	Mutual fund, 951,628 shares	**	14,645,559
	Vanguard FTSE All-World ex-US Index Fund	Mutual fund, 146,788 shares	**	14,050,529
*	Spartan U.S. Bond Index Fund - Institutional Class	Mutual fund, 956,664 shares	**	11,068,603
*	Munder Mid-Cap Core Growth Class R6	Mutual fund, 240,429 shares	**	10,845,756
	MFS Value Fund Class R4	Mutual fund, 300,754 shares	**	10,523,368
*	Fidelity Freedom K 2025 Fund	Mutual fund, 570,051 shares	**	8,562,162
*	Fidelity Freedom K 2020 Fund	Mutual fund, 529,187 shares	**	7,604,411
*	Spartan Extended Market Index Fund - Investor Class	Mutual fund, 91,862 shares	**	5,244,393
*	Fidelity Freedom K 2015 Fund	Mutual fund, 293,458 shares	**	4,005,706
	Vanguard Small Capital Index Fund Admiral Shares	Mutual fund, 52,850 shares	**	3,075,899
*	Fidelity Freedom K 2055 Fund	Mutual fund, 246,040 shares	**	2,991,851
*	Fidelity Freedom K Income Fund	Mutual fund, 119,520 shares	**	1,409,136
*	Fidelity Freedom K 2010 Fund	Mutual fund, 93,820 shares	**	1,234,674
*	Fidelity Freedom K 2005 Fund	Mutual fund, 13,194 shares	**	171,252
*	Fidelity Freedom K 2060 Fund	Mutual fund, 619 shares	**	6,502
*	Notes receivable from participants	Notes receivable from participants with interest rates ranging	**	5,084,278
		from 3.25% to 7.5% and with maturity dates to December 9, 2024.

	Total			$286,789,120

*	Represents a party-in-interest to the Plan
**	Not required as the investment is Participant-directed. Current value is reported at contract value.

COACH, INC. SAVINGS AND PROFIT SHARING PLAN

EXHIBITS TO FORM 11-K

For the Plan Year Ended June 30, 2015

Commission File No. 1-16153

Exhibits (numbered in accordance with Item 601 of Regulation S-K)

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm

COACH, INC. SAVINGS AND PROFIT SHARING PLAN

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Coach, Inc. Savings and Profit Sharing Plan
(Name of Plan)

/s/ Sarah Dunn     .

Sarah Dunn
Plan Administrator

Dated: December 15, 2015